SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: October 3, 2007
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
Press Release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: October 3, 2007	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary

October 3, 2007
High-Grade Copper and Gold Mineralized Zone Discovered
at Ivanhoe’s Cloncurry Project in Australia
SWAN Copper-Gold-Uranium Discovery Significantly Expands
with Six Drill Rigs at Work
MELBOURNE, AUSTRALIA — Robert Friedland, Executive Chairman of Ivanhoe Mines, and Douglas Kirwin, Ivanhoe Mines Executive Vice-President, Exploration, announced today that continued exploration drilling at the company’s Cloncurry Project in the Mt. Isa District of northwestern Queensland, has resulted in the discovery of a significant high-grade zone of copper and gold mineralization on the western margin of the large, open-ended SWAN Iron Oxide Copper Gold (IOCG) Project.
In January, 2007, Ivanhoe announced the discovery of a series of IOCG systems with associated uranium, one of which is the SWAN Project, at the company’s 2,400-square-kilometre Cloncurry Project. Further exploration of the SWAN system has resulted in a substantial expansion of the deposit’s mineralized zone.
Drill hole MEHQ07 1130 on the western margin of the SWAN system intersected 90 metres grading 2.02% copper and 1.3 g/t gold from 582 metres to 672 metres, including 54 metres grading approximately 3.04% copper and 1.89 g/t gold. The intersection is missing a 3.5-metre section of high-grade core resulting from loss during drilling of the very friable composition of the intense chalcopyrite-rich mineralization. As such, this zone is currently being re-drilled and recovery improved by using a triple-tube core-barrel to preserve the entire high-grade intercept. Additional drilling will define the attitude and dip of the high-grade zone and also the true thicknesses of the drill intersections.

Hole #	From	To	Interval	Cu %	Au g/t
MEHQ071130	582	587.5	5.5	6.39	7.58

MEHQ071130	587.5	590.8	Friable Lost Core	—	—

MEHQ071130	590.8	672	81.2	1.71	0.90
including	590.8	604	13.2	6.57	2.70
including	590.8	636	45.2	2.69	1.29

Mr. Kirwin said that the hole 1130 intersection highlights the potential for further large, high-grade zones in and around the extensive SWAN system. This is the first high-grade copper and gold zone intercepted at SWAN and the zone remains open in all directions. The tenor and thickness of the high-grade mineralization appears to be superior to that previously mined at the Mt. Elliott Mine, approximately one kilometre away. The high-grade sections within the 90-metre intercept are associated with 1-to 3-metre wide veins of chalcopyrite, magnetite, pyrite and calcite. These veins are sub-vertical and have a north-northeast trend. These zones might represent long-lived feeder zones to the main body of mineralization or be crosscutting, late-stage mineralization. The style and structure of the mineralization intersected in the newly discovered high-grade zone indicates that repeat structures with similar grades and thicknesses are possible within the SWAN system.
Core from a section of hole 1130 showing an example the friable composition of the intense chalcopyrite-rich, high-grade zone.
Ivanhoe is currently undertaking an aggressive drilling campaign to explore the immediate area around the high-grade zone to expand the size and to better understand the structural controls of the mineralization. An additional 150-metre wide intersection of visibly strong chalcopyrite-dominated mineralization was intercepted in hole 1118, approximately 100 metres up-dip from hole 1130, and within the same stratigraphic position. Assays are pending for hole 1118; however, visual estimates indicate that this mineralization consists of broad zones of disseminated copper with regular, narrow high-grade veins. Given the tenor of the intersection in holes 1130 and 1118, a pattern of drilling to achieve a mineral resource on this high-grade portion of SWAN will be completed as soon as possible.
The SWAN deposit is part of the SWAN—Mt. Elliott IOCG system that covers a surface area well in excess of one square kilometre. Current drilling of the SWAN discovery has determined that mineralization extends to a depth of at least 1,200 metres below surface. The discovery remains open to depth and several other directions, including to the northwest, to the northeast and to the south. The SWAN-Mt. Elliott system includes two other previously discovered deposits, SWELL and Corbould. Recent drilling in hole 1134, which explored the area between the SWAN and SWELL deposits, has intersected mineralization that indicates a genetic link between these two zones. One of the objectives of the current drilling program is to determine if these four separate, near-surface IOCG systems coalesce into a massive IOCG mineralized system at depth. Drilling is ongoing around the clock with six drill rigs.
The SWAN-Mt. Elliott IOCG system is the first of numerous targets to be intensively drill tested by Ivanhoe in the Cloncurry district. Delineation drilling has just begun at Mt. Dore (see below) and Amethyst Castle, the second and third targets to be drill tested in the district. Reconnaissance drilling at the other IOCG targets will proceed when sufficient delineation on the SWAN and Mt. Dore prospects has been completed.
Reconnaissance drilling at the Amethyst Castle and Castle Mount prospects has intercepted significant intersections of classic IOCG-style breccias similar to those that host economic mineralization at the Ernest Henry Mine, near Cloncurry, and the Olympic Dam and Prominent Hill deposits in South

Australia’s Gawler Craton. A first-pass drill program at the Metal Ridge prospect has intercepted anomalous copper and gold mineralization similar in alteration style to the SWAN Deposit.
Mt. Dore Project
The Mt. Dore project, located on the Mt. Dore Belt 17 kilometres south of the SWAN deposit on Ivanhoe’s Cloncurry tenements, has long been identified as a significant, open-ended body of copper-rich mineralization.
Given the re-evaluation of all prospects on the Cloncurry site, Mt. Dore is currently being drilled to complement the previous drill programs and complete the understanding of the extent of the mineralization and provide information for a new NI 43-101-compliant resource calculation.
Some of the more significant results formerly drilled by Amoco and others dating back to the 1970s include:
•	22 metres @ 2.05% copper

•	169 metres @ 0.97% copper

•	130 metres @ 0.86% copper

•	180 metres @ 1.02% copper

•	143 metres @ 0.81% copper

•	116 metres @ 1.00% copper

•	301 metres @ 1.00% copper

•	104 metres @ 2.31% copper

*	true thicknesses were not reported.
A new drilling program has commenced at Mt. Dore to expand the high-grade mineralization previously delineated by earlier drilling.
Central and Northern Gossans
Detailed geological mapping and sampling are taking place at the Central and Northern Gossans areas where copper and gold mineralization was intersected in limited shallow drilling carried out decades ago. To date, mineralized zones have been intersected over a strike length of at least four kilometres. This north-trending zone could represent the northern strike extension of the SWAN deposit, which is already approximately 1.3 kilometres long.
Uranium potential within Ivanhoe’s tenements
In 1957, Rio Tinto flew an airborne radiometric survey south of Malbon in the Cloncurry district and in the vicinity of Ivanhoe’s existing tenements, possibly exploring for deposits similar to the then recently discovered Mary Kathleen uranium deposit. Uranium was first identified within Ivanhoe’s Cloncurry tenements in the late 1960s and mid-1970s, with work initially carried out at the Elizabeth Anne uranium prospect. Uranium also was discovered at the Dairy

Bore, Old Fence, U2 and Robert Heg prospects, all in the Kuridala area in the northern part of Ivanhoe’s tenements.
Previous work from exploration programs conducted 30 years ago is being compiled and assessed. During this earlier period, Marathon Oil and Minerals Pty. Ltd. completed 56 percussion holes and three diamond holes at the Elizabeth Anne uranium prospect. Marathon reported that 25 of the holes intersected anomalous uranium mineralization of >250 ppm U308. A total of 20 holes contained sample intervals (widths were not stated) that returned values of up to 500 ppm U308. The best reported intercept was five feet that assayed 7200 ppm U308. In November, 2006, Ivanhoe commissioned an airborne radiometric survey over the northern tenements. This survey generated numerous substantial and significant uranium anomalies that are currently the subject of high-priority follow-up exploration work.
Ivanhoe’s Prospects in Historic Cloncurry-Mt. Isa Mining District
Ivanhoe’s 100%-owned Cloncurry Project covers the majority of the historic Selwyn Mining District. Mines in the district have historically produced approximately 950,000 ounces of gold and 175,000 tonnes of copper through the processing of approximately 9.5 million tonnes of ore grading 3.62 g/t gold and 2.03% copper. Ivanhoe acquired the Cloncurry Project in September, 2003, with a plan to expand the known mineralization and to conduct an integrated exploration program designed to test for significant deposits similar to the Ernest Henry Mine, owned by Xstrata, to the north, or the Osborne Mine, owned by Barrick, to the south of Ivanhoe’s existing exploration tenements.
The recent drilling by Ivanhoe has confirmed that the area has geological potential to host large-scale, high-grade iron oxide copper and gold deposits similar to the nearby Ernest Henry Mine, and to the Olympic Dam and Prominent Hill mines in South Australia. The Northwest Queensland Mineral Belt is one of the most significant mineral producers in the world. It hosts the Century, Mount Isa, Cannington, George Fisher, Lady Loretta and Dugald River base metal deposits, the Ernest Henry, Osborne and Eloise IOCG mines, the Tick Hill gold and the Mary Kathleen uranium deposits.
Ivanhoe also owns 12.0% of Exco Resources, (ASX: EXS), which has 4,700 square kilometres in the Cloncurry region. Ivanhoe and Exco have a Joint Venture on 712 square kilometres of prospective tenements that are largely contiguous with Ivanhoe’s Cloncurry tenements.
Assays
All Cloncurry samples were assayed by SGS at its analytical facilities in Townsville and Perth, Australia.

Qualified Person
Douglas Kirwin, Ivanhoe Mines Executive Vice-President, Exploration, and Qualified Person as defined by NI 43-101, has reviewed and approved the technical and scientific information contained in this release.
Ivanhoe Mines shares are listed on the Toronto, New York and NASDAQ stock exchanges under the symbol IVN.
Information contacts:
Australia: Peter Reeve +613.9090.8801
North America: Investors: Bill Trenaman / Media: Bob Williamson: +1.604.688.5755
FORWARD-LOOKING STATEMENTS: This document includes forward-looking statements regarding Ivanhoe Mines’ plans. Forward-looking statements include, but are not limited to, statements concerning the planned drilling and exploration program at the Cloncurry project. When used in this document, the words such as “could”, “plan”, “estimate”, “expect”, “intend”, “may”, “potential”, “should” and similar expressions are forward-looking statements. Although Ivanhoe Mines believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian and US securities regulators.
Not for distribution to Australia news wire services or dissemination in Australia.
See below for pictures of the core from the SWAN drilling.